Exhibit 4.1

PALVELLA THERAPEUTICS, INC.

DESCRIPTION OF SECURITIES

The following description of the capital stock of Palvella Therapeutics, Inc. (the “Company,” “we,” “us,” and “our”) and provisions of our Amended and Restated Articles of Incorporation, as amended (the “Articles of Incorporation”), and Amended and Restated Bylaws, as amended (the “Bylaws”), are summaries and are qualified in their entirety by reference to such Articles of Incorporation and Bylaws and applicable provisions of Nevada law, including Chapters 78 and 92A of the Nevada Revised Statutes (the “NRS”). Copies of these documents are filed with the SEC as exhibits to our periodic filings.

General

Our authorized capital stock consists of 200,000,000 shares of our common stock, par value $0.001 per share, and 10,000,000 shares of our preferred stock, par value $0.001 per share, of which 85 shares have been designated as Series A Convertible Preferred Stock, 4,026 shares have been designated as Series B Convertible Preferred Stock, 3,506 shares have been designated as Series C Convertible Preferred Stock, 3,000 shares have been designated as Series D Convertible Preferred Stock, and 5,000 shares have been designated as Series E Convertible Preferred Stock.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of our stockholders and do not have cumulative voting rights. Holders of our common stock are entitled to receive any dividends as may be declared by our board of directors, subject to any preferential dividend or other rights of any then outstanding preferred stock.

Voting Rights

For all matters submitted to a vote of stockholders, each holder of our common stock is entitled to one vote for each share registered in the holder’s name on our books. At all meetings of the stockholders, except where otherwise provided by applicable law, rules of any stock exchange upon which our securities are listed, our Articles of Incorporation or our Bylaws, the presence, in person, virtually or by duly authorized proxy, of the holders of a majority of the outstanding shares of our capital stock entitled to vote constitutes a quorum for the transaction of business. Except as otherwise provided by applicable law or by our Articles of Incorporation or our Bylaws, all matters, other than the election of directors, proposed at any meeting of the stockholders shall be determined by a majority of the votes cast affirmatively or negatively. Except as otherwise provided by law, our Articles of Incorporation, our Bylaws or the terms of any class or series of our preferred stock, directors are elected by a plurality of the votes of the shares of our common stock present virtually or by proxy at the meeting and entitled to vote generally on the election of directors.

Dividends

Subject to limitations under Nevada law, any provision of our Articles of Incorporation and any preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive ratably those dividends, if any, as may be declared by our board of directors, in their sole discretion, out of legally available funds.

Liquidation

Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all our debts and other liabilities of the company, subject to any prior rights of any preferred stock then outstanding.

Other Rights and Restrictions

Holders of our common stock do not have preemptive or subscription rights, and they have no right to convert our common stock into any other securities. There is no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of common stockholders are subject to the rights of the stockholders of any series of our preferred stock, including any which we may designate in the future. Our Articles of Incorporation and Bylaws do not restrict the ability of a holder of our common stock to transfer the holder’s shares of our common stock.

Listing

Our common stock is listed on the Nasdaq Capital Market under the symbol “PVLA.”

Transfer Agent and Registrar

The transfer agent and registrar for Palvella common stock is Computershare Investor Services, LLC, P.O. Box 43006, Providence, RI 02940-3078, telephone number: 1-877-373-6374.

Preferred Stock

Under the terms of our Articles of Incorporation, the Board of Directors of the Company (the “Board”) is authorized to issue up to 10,000,000 shares of preferred stock in one or more series without stockholder approval by adopting a resolution or resolutions providing for the issuance of the shares thereof and by filing a certificate of designation relating thereto in accordance with the NRS. The Board has the discretion to determine the designations, rights, preferences, privileges and restrictions, including voting powers (full, limited or no voting powers), dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The authorization of the Board to issue preferred stock and determine the rights and preferences of that preferred stock eliminates delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock.

Anti-Takeover Effects of Nevada Law and Articles of Incorporation and Bylaws.

Nevada law and our Articles of Incorporation and Bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of Palvella. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of Palvella to first negotiate with the Board.

Staggered Board; Removal of Directors. Our Articles of Incorporation divides the Board into three classes with staggered three-year terms. In addition, a director may only be removed for cause and only by the affirmative vote of the holders of at least 80% of the votes that all of our stockholders would be entitled to cast in an annual election of directors. Any vacancy or newly-created directorship on the Board may only be filled by vote of a majority of our directors then in office, even though less than a quorum, or by a sole remaining director, and not by stockholders. The classification of the Board and the limitations on the removal of directors and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of Palvella.

No Stockholder Action by Written Consent; Special Meetings. Our Articles of Incorporation and Bylaws provide that any action required or permitted to be taken by Palvella stockholders must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders. Our Articles of Incorporation and Bylaws also provide that, except as otherwise required by law, special meetings of Palvella stockholders can only be called by the Board.

Advance Notice Requirements for Stockholder Proposals. Our Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of Palvella stockholders, including proposed nominations of persons for election to the Board. Stockholders at a Palvella annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board or by a Palvella stockholder of record on the record date for the meeting who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities.

Amendment of Our Articles of Incorporation and Bylaws. The NRS provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon is required to amend a corporation’s articles of incorporation, unless a corporation’s articles of incorporation require a greater percentage. Our Bylaws may be amended or repealed by a majority vote of the Board or by the affirmative vote of the holders of at least 80% of the votes that all Palvella stockholders would be entitled to cast in any annual election of directors. In addition, the affirmative vote of the holders of at least 80% of the votes that all Palvella stockholders would be entitled to cast in any annual election of directors is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our Articles of Incorporation described above under “-Staggered Board; Removal of Directors” and “-No Stockholder Action by Written Consent; Special Meetings,” and under this section “ -Amendment of Our Articles of Incorporation and Bylaws.”

Acquisitions, Business Combinations and Change in Control. The NRS contains provisions governing the acquisition of a controlling interest in certain Nevada corporations. Nevada’s “acquisition of controlling interest” statutes (NRS 78.378 through 78.3793, inclusive) contain provisions governing the acquisition of a controlling interest in certain Nevada corporations. These “control share” laws provide generally that any person that acquires a “controlling interest” in certain Nevada corporations may be denied voting rights, unless a majority of the disinterested stockholders of the corporation elect to restore such voting rights. These laws would apply to us as of a particular date if we were to have 200 or more stockholders of record (at least 100 of whom have addresses in Nevada appearing on our stock ledger at all times during the 90 days immediately preceding that date) and do business in the State of Nevada directly or through an affiliated corporation, unless our Articles of Incorporation or Bylaws in effect on the tenth day after the acquisition of a controlling interest provide otherwise. These laws provide that a person acquires a “controlling interest” whenever a person acquires shares of a subject corporation that, but for the application of these provisions of the NRS, would enable that person to exercise (1) one-fifth or more, but less than one-third, (2) one-third or more, but less than a majority, or (3) a majority or more of all of the voting power of the corporation in the election of directors. Once an acquirer crosses one of these thresholds, shares which it acquired in the transaction taking it over the threshold and within the 90 days immediately preceding the date when the acquiring person acquired or offered to acquire a controlling interest become “control shares” to which the voting restrictions described above apply. Our Articles of Incorporation include a provision stating that these laws, or any successor statutes, relating to acquisitions of controlling interests in Palvella, shall not apply to us or to any acquisition of any shares of our capital stock. These laws may have a chilling effect on certain transactions if our Articles of Incorporation are amended to eliminate the foregoing provision and these laws otherwise apply according to their terms.

Nevada’s “combinations with interested stockholders” statutes (NRS 78.411 through 78.444, inclusive) provide that specified types of business “combinations” between certain Nevada corporations and any person deemed to be an “interested stockholder” of the corporation are prohibited for two years after such person first becomes an “interested stockholder” unless the corporation’s board of directors approves the combination (or the transaction by which such person becomes an “interested stockholder”) in advance, or unless the combination is approved by the board of directors and 60% of the corporation’s voting power not beneficially owned by the interested stockholder, its affiliates and associates. Furthermore, in the absence of prior approval certain restrictions may apply even after such two-year period. For purposes of these statutes, an “interested stockholder” is any person who is (1) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the corporation, or (2) an affiliate or associate of the corporation and at any time within the two previous years was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then-outstanding shares of the corporation. The definition of the term “combination” is sufficiently broad to cover most significant transactions between a corporation and an “interested stockholder”. These laws generally apply to Nevada corporations with 200 or more stockholders of record. However, a Nevada corporation may elect in its articles of incorporation not to be governed by these particular laws, but if such election is not made in the corporation’s original articles of incorporation, the amendment (1) must be approved by the affirmative vote of the holders of stock representing a majority of the outstanding voting power of the corporation not beneficially owned by interested stockholders or their affiliates and associates, and (2) is not effective until 18 months after the vote approving the amendment and does not apply to any combination with a person who first became an interested stockholder on or before the effective date of the amendment. We have not made such an election in our original articles of incorporation, and we have not amended our Articles of Incorporation to so elect.

Further, NRS 78.139 provides that directors may resist a change or potential change in control of the corporation if the board of directors determines that the change or potential change is opposed to or not in the best interest of the corporation upon consideration of any relevant facts, circumstances, contingencies or constituencies pursuant to NRS 78.138(4).